                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 PERRIGO COMPANY
             -------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    714290103
             -------------------------------------------------------
                                 (CUSIP Number)

                                   Moshe Arkin
                     c/o Perrigo Israel Pharmaceuticals Ltd.
                    29 Lehi Street, B'nei-Brak 51200, Israel
                            Telephone: 972-3-577-3690
       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 5, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Moshe Arkin
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             9,026,491 Shares*
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 None
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  9,026,491 Shares*
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,026,491 Shares*
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.7% (Based on 93,166,791 outstanding shares)*/**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

*The number of shares and the percentage, as applicable, does not give effect to the up to 3,979,504 shares of common stock that may be sold pursuant to the
Sales Plan (as defined below).

**The percentage of class as set forth in Amendment No. 1 to Schedule 13D filed
August 28, 2008 was incorrectly calculated.

                                       2

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nichsei Arkin Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             8,975,667 Shares*
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 None
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  8,975,667 Shares*
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,975,667 Shares*
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6% (Based on 93,166,791 outstanding shares)*/**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*The number of shares and the percentage, as applicable, does not give effect to the up to 3,979,504 shares of common stock that may be sold pursuant to the
Sales Plan (as defined below).

**The percentage of class as set forth in Amendment No. 1 to Schedule 13D filed
August 28, 2008 was incorrectly calculated.

                                       3

     The Schedule 13D filed by Moshe Arkin ("Arkin") and Nichsei Arkin Ltd.
("Nichsei") on March 25, 2005 relating to shares of common stock, without par value (the "Perrigo Shares") of Perrigo Company, a Michigan company ("Perrigo"), as amended by Amendment No. 1 filed on August 28, 2008, is hereby further amended as set forth below by this Amendment No. 2 (this "Statement") in connection with, among others, the sale of shares by Arkin and Nichsei, and the
Sales Plan (defined below), dated September 5, 2008, pursuant to which Arkin and
Nichsei intend to sell in the aggregate 3,979,504 Perrigo Shares.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The last sentence of Item 3 of Schedule 13D is hereby amended in its entirety as follows:

     In addition, since acquisition of the Perrigo Shares as a result of the
Merger, Arkin and Nichsei have sold 1,046,425 shares.

ITEM 4. PURPOSE OF TRANSACTION.

Item 3 of Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

     On September 5, 2008, Arkin and Nichsei entered into a pre-arranged Sales
Plan (the "Sales Plan"). The Sales Plan is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the Sales Plan,
Arkin and Nichsei may sell over a one-year period 3,979,504 Perrigo Shares
(minus 3,837 shares sold on September 5, 2008) at market prices, subject to a minimum price condition. The Sales Plan commences on October 6, 2008 and expires on October 5, 2009 unless terminated earlier under certain conditions. Arkin has adopted the Sales Plan for personal financial and estate planning purposes.

     Other than as previously reported and as set forth herein, neither Arkin nor Nichsei has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

     (a) As of September 11, 2008, as a result of Arkin's control over Nichsei,
Arkin is the beneficial owner (within the meaning of Rule 13d-3 under the
Exchange Act) of 9,026,491 Perrigo Shares held of record by Arkin and Nichsei, which represent approximately 9.7% of the total outstanding Perrigo Shares
(based on the number of Perrigo Shares disclosed as outstanding on Form 10-K filed by Perrigo on August 18, 2008). Of these, Nichsei is the record holder of
8,975,667 Perrigo Shares, and Arkin is the beneficial holder of 50,824 Perrigo
Shares that he has a right to acquire based on various employee stock option grants and a restricted stock award currently exercisable.

     (b) As a result of Arkin's control over Nichsei, Arkin has the sole power to direct the vote and the sole power to direct the disposition of 9,026,491
Perrigo Shares. Of these, Nichsei is the record holder of 8,975,667 Perrigo
Shares and Arkin is the beneficial holder of 50,824 Perrigo Shares that he has a right to acquire based on various employee stock option grants and a restricted stock award currently exercisable.

                                       4

     (c) Since Amendment No. 1 to Schedule 13D filed on August 28, 2008, the below listed transactions in Perrigo Shares, or securities convertible into, exercisable for, or exchangeable for Perrigo Shares, were consummated by the persons referenced in Item 2 (each of which were sales effected in ordinary brokerage transactions):

                   NUMBER OF                               SALE PRICE
DATE OF SALE      SHARES SOLD       SECURITY TYPE         PER SHARE ($)
------------       -------         ---------------          -------

9/3/2008            52,045         Ordinary Shares          $34.900
                       600         Ordinary Shares          $34.901
                     1,700         Ordinary Shares          $34.901
                       900         Ordinary Shares          $34.901
                       600         Ordinary Shares          $34.902
                     1,800         Ordinary Shares          $34.904
                     1,500         Ordinary Shares          $34.905
                     5,700         Ordinary Shares          $34.905
                       300         Ordinary Shares          $34.907
                       700         Ordinary Shares          $34.909
                     4,200         Ordinary Shares          $34.910
                       900         Ordinary Shares          $34.911
                     1,200         Ordinary Shares          $34.913
                       272         Ordinary Shares          $34.913
                     1,100         Ordinary Shares          $34.914
                       700         Ordinary Shares          $34.914
                       200         Ordinary Shares          $34.915
                       300         Ordinary Shares          $34.917
                     2,928         Ordinary Shares          $34.920
                       900         Ordinary Shares          $34.921
                     2,100         Ordinary Shares          $34.930
                     1,100         Ordinary Shares          $34.933
                     1,200         Ordinary Shares          $34.940
                       600         Ordinary Shares          $34.942
                       300         Ordinary Shares          $34.943
                       200         Ordinary Shares          $34.945
                     2,600         Ordinary Shares          $34.950
                       800         Ordinary Shares          $34.953
                     4,400         Ordinary Shares          $34.955
                     3,700         Ordinary Shares          $34.960
                       200         Ordinary Shares          $34.970
                       200         Ordinary Shares          $34.975
9/5/2008             3,837         Ordinary Shares          $34,800

                                        5

     (d) Not applicable

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended by adding the following:

     G. Sales Plan, dated September 5, 2008, between Nichsei Arkin Ltd. and J.P.
Morgan Securities Inc.

                                       6

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2008

                                                NICHSEI ARKIN LTD.

                                                By: /s/ Menachem Inbar
                                                ----------------------
                                                Menachem Inbar*
                                                Attorney-in-fact for
                                                Moshe Arkin, Chairman of
                                                Nichsei Arkin Ltd.

                                                MOSHE ARKIN

                                                By: /s/ Menachem Inbar
                                                ----------------------
                                                Menachem Inbar**
                                                Attorney-in-fact

--------------------

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin as
Chairman of Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed by Arkin and Nichsei on August 28,
2008).

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin
(incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule
13D filed by Arkin and Nichsei on August 28, 2008).

                                        7

                                INDEX TO EXHIBITS

Exhibit
Number    Document
------    --------

A         Agreement and Plan of Merger, dated November 14, 2004, by and among
          Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries
          (1983) Ltd. (incorporated herein by reference to Exhibit 2.1 to the
          Current Report on Form 8-K filed by Perrigo Company on November 18,
          2004).

B         Lock-up Agreement, dated November 14, 2004, by and among Perrigo
          Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin
          (incorporated herein by reference to Exhibit 10.5 to the Current
          Report on Form 8-K filed by Perrigo Company on November 18, 2004).

C         Registration Rights Agreement, dated November 14, 2004, by and between
          Perrigo Company and Moshe Arkin (incorporated herein by reference to
          Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo
          Company on November 18, 2004).

D         Nominating Agreement, dated November 14, 2004, by and between Perrigo
          Company and Moshe Arkin (incorporated herein by reference to Exhibit
          10.2 to the Current Report on Form 8-K filed by Perrigo Company on
          November 18, 2004).

E         Employment Agreement, dated November 14, 2004, by and among Perrigo
          Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on
          Form S-4 filed by Perrigo Company on February 11, 2005).

F         Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and
          Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 99 to the Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on March
          25, 2005).

G         Sales Plan, dated September 5, 2008, between Nichsei Arkin Ltd. and J.P.
          Morgan Securities Inc.

24.1      Power of Attorney of Moshe Arkin as Chairman of Nichsei Arkin Ltd., dated
          August 12, 2008 (incorporated herein by reference to Exhibit 24.1 to
          Amendment No. 1 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd.
          on August 28, 2008).

24.2      Power of Attorney of Moshe Arkin, dated August 12, 2008 (incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on August 28, 2008).

                                        8